UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 Agency.com Ltd.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title and Class of Securities)

                                    008447104
                                 --------------
                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 2, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                              (Page 1 of 3 Pages)

      This amendment (the "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D filed by Omnicom Group Inc. ("Omnicom") on February 10, 2000 (as previously amended, the "Statement") relating to common stock of Agency.com Ltd. ("Agency.com"). In addition to items specifically amended and supplemented by this Amendment, each item of the Statement to which the information set forth herein is relevant is amended thereby.

Item 2. Identity and Background.

      The nominal owners of Agency.com's common shares to which this Statement relates are presently wholly owned subsidiaries of Omnicom. However, only Omnicom has actual voting or dispositive power with respect to those shares.

Item 4. Purpose of the Transaction.

      Omnicom has entered into an agreement in principle with Pegasus Partners II, L.P., an investment firm, to form a new e-services holding company with the objective of maximizing consolidation and other strategic opportunities among companies in the currently depressed e-services consulting and professional services marketplace. As part of the agreement, Omnicom will contribute its ownership positions in certain e-services consulting companies, including its Agency.com stock, in exchange for preferred stock. It is anticipated that, if the new holding company is formed, and depending upon the then-existing circumstances, the new company, alone or in conjunction with Omnicom or others, may engage in discussions with Ageny.com and/or other companies regarding a full range of potential relationships or transactions. No specific amount has been allocated to the Agency.com stock for purposes of the possible transaction.

      The closing of the transaction is subject to various conditions, including the execution of definitive documents and required approvals. Accordingly, there can be no assurance that it will occur.

Item 5. Interest in Securities of the Issuer.

      See Item 4.


                              (Page 2 of 3 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.

                                        OMNICOM GROUP INC.

                                        By:    /s/ RANDALL J. WEISENBURGER
                                           ---------------------------------
                                                 Executive Vice President

April 4, 2001


                              (Page 3 of 3 Pages)